[Letterhead of Crescent Financial Corporation]

October 13, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Edwin Adames

Senior Staff Accountant

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington DC 20549

RE:	Crescent Financial Corporation
Form 10-KSB filed March 16, 2005
File No. 000-32951

Dear Mr. Adames:

This letter is intended to serve as a supplemental response to the Staff’s letter, dated September 28, 2005, regarding the annual report on Form 10-KSB of Crescent Financial Corporation (the “Company”) filed with the Commission on March 16, 2005 (File No. 000-32951). This supplemental response is intended to provide further clarity regarding the Company’s management structure as it relates to Crescent State Bank’s mortgage loan origination function.

Comment number 1 from the Staff’s letter, dated September 28, 2005, is reproduced below for your convenience. The Company’s supplemental response to this comment is set forth immediately following the restated comment below.

Form 10-K for the three-year period ended December 31, 2004.

Note B, Summary of Significant Accounting Policies, Segment Reporting, Page 41.

1.	We refer to the statement that, in all material respects, the Company’s operations are entirely composed of one segment regarding commercial and retail banking. In this regard, please tell us and disclose in future filings the basis for considering that your mortgage banking operations do not qualify as a separate reportable segment based upon the criteria in paragraph 16 of SFAS 131. Consider in your response the following financial information regarding your mortgage banking operations:

•	Mortgage loan origination fees of $643,000 and $620,000 for 2004 and 2003 are 18% and 25% of pre-tax net income for each respective year. Refer to Note J, “non-interest income and other non-interest expense” on page 50;

•	Real estate commercial and residential loans totaling $133 million as of December 31, 2004 were 40% of total assets of the Company for that fiscal period; and

•	The commercial mortgage loan category experienced the most significant growth of all loan categories with a 20% increase in 2004 as compared to 2003.

Supplemental Response:

All mortgage loan origination activities are conducted by individuals physically located in Crescent State Bank’s full-service banking offices. While these individuals do specialize in residential mortgage loans, each office also has individuals who specialize in commercial and retail lending. The mortgage loan origination function is considered to be one service offered under the umbrella of full-service banking, and as such, those individuals conducting mortgage loan operations are considered part of the branch network. The mortgage loan operation is a decentralized function and there is not a management level individual serving as Head of Mortgage Loans. All lenders in each office report to the City Executive who in turn reports to the Chief Operating Officer. The Company’s management approach toward the mortgage banking function is identical to that of the other commercial and retail lending functions.

As stated in the Company’s response letter dated October 4, 2005, financial information is not maintained in sufficient detail so as to be able to make decisions regarding resource allocations. As is the case with different commercial and retail loan types, we maintain financial records such that we can determine the revenue from mortgage loan origination activities. Expenses related to the production of commercial, retail and mortgage loans are not sufficiently tracked to allow for a meaningful assessment of the financial performance of those functions individually.

Due to the management structure and financial record keeping practices over the mortgage lending function, we respectfully conclude that the function does not meet the criteria for separate segment reporting.

The Company proposes to include the following disclosure in future 10-K filings in order to allow a reader of its financial statements to better understand why the Company believes that only one segment exists.

Segment Information:

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, requires that public entities disclose information about products and services provided by operating segments, geographic areas and major customers, differences between the measurements used in reporting segment information and those used in the entity’s general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

Operating segments are components of an enterprise with separate financial information available for use by the chief operating decision maker to allocate resources and to assess performance. The Company has determined that it has one significant operating segment, the providing of financial services, including commercial and retail banking, mortgage, and investment services, to customers located in its market areas. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the Company, rather than the performance of individual branches or products.

In connection with responding to this comment, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (919) 466-1005.

Yours very truly,

CRESCENT FINANCIAL CORPORATION

/s/ Bruce W. Elder
Bruce W. Elder
Secretary and Treasurer
(Principal Financial Officer/Principal Accounting Officer)

cc:	Anthony Gaeta, Jr., Esq.